Filed by Cobalt Corporation pursuant to Rule 425
                                               under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                           Subject Company:  Cobalt Corporation
                                               Commission File Number:  1-14177

     On June 3, 2003, Cobalt Corporation sent a memorandum to all of its employees. The text of the memorandum follows.

                   [GRAPHIC OMITTED][COBALT CORPORATION LOGO]

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                         I N T E R S T A F F   M E M O
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  TO:          All Employees

  FROM:        Steve Bablitch

  DATE:        June 3, 2003

  SUBJECT:     Merger of Cobalt and WellPoint Health Networks




The company has just announced that as of tonight, June 3, 2003, Cobalt has entered into a merger agreement with WellPoint Health Networks ("WellPoint") of Thousand Oaks, California. WellPoint is the parent company of Blue Cross of California, Blue Cross and Blue Shield of Georgia and Blue Cross and Blue Shield of Missouri, UNICARE and HealthLink. This means that if all regulatory approvals are obtained, and assuming that Cobalt's shareholders approve the merger, Cobalt will become part of WellPoint. We expect to complete the merger by the end of 2003.

The offer price for our stock is $20.50 per share for a total shareholder value of $906 million. The Wisconsin United for Health Foundation, the single largest and majority shareholder of Cobalt will receive nearly $513 million for this transaction. Together with the $72 million that the Foundation received from its sale of stock earlier this year, the total that Cobalt will be contributing to the improvement of public health in Wisconsin is nothing less than astounding. Through all of our efforts, this money and the good that it will do for all our citizens will live on forever, a legacy that no other Wisconsin health care company can claim. To put this amount of money into perspective, when we first announced the conversion of Blue Cross and Blue Shield United of Wisconsin from a not-for-profit to a shareholder owned company, the expectation was that the Foundation would receive $250 million.

WellPoint is the largest Blue Cross plan in the country serving more than 13.5 million medical members and 49 million specialty members nationwide. It is extraordinarily well managed and is the recognized leader in our industry. WellPoint has an excellent reputation as an employer. It provides a competitive and comprehensive compensation program to its employees. It was recently named the "Most Admired Healthcare Company" by Fortune magazine for an unprecedented five consecutive years. WellPoint's CEO and Chairman, Leonard Schaeffer has been named as one of the top business managers in the nation. WellPoint has also been recognized by the National Association of Female Executives as an outstanding supporter of women in management ranks. In short, this is a very impressive company. I encourage you to visit WellPoint's web site at www.wellpoint.com to learn more about them.

What does this mean to Cobalt employees? Leonard Schaeffer has made it clear that WellPoint is interested in Cobalt because of our potential for growth and because all of us have made the company strong. Mr. Schaeffer realizes that healthcare is delivered and consumed locally and he values the knowledge and operations of our delivery system. Moreover, WellPoint recognizes the efficiency and cost effective way we do business here in Wisconsin. I am confident that as we grow we will continue to be a large and strong Wisconsin employer. As just one indication of WellPoint's commitment to Wisconsin, it has agreed to name Milwaukee as its national headquarters for its Medicare Part A claims processing business. The headquarters of Blue Cross & Blue Shield United of Wisconsin will remain in Wisconsin and the management team will reside here. Finally, we will continue to sell and service our products under our trade names and in our current locations.

In the coming weeks you will hear about the integration process that will occur between the two companies. Mike Bernstein, our President and Chief Operating Officer and Kathy Ledvina, Senior Vice President for Operations will oversee the Cobalt integration team. Mike and Kathy will very shortly name the other members of our integration team. They will work closely with the WellPoint integration team throughout the coming months as we bring the two companies together. As with any merger, there will be changes, and as we work together we will learn more about any changes that may occur. We will keep you informed as the process unfolds. We will be sending out periodic communication to all employees to keep you informed about the entire process. Additionally, employees are encouraged to send questions about WellPoint, the merger, the integration, or any other questions to kathy.potos@cobalt-corp.com. I encourage you to ask as many questions as you have.

Cobalt's managers and key employees have been invited to attend a presentation by Mr. Schaeffer on Wednesday, June 4, in the afternoon. The managers will learn more about WellPoint, its management style, the integration process and what this change will likely mean as we go about doing our daily jobs. This meeting and presentation will give all of us a good opportunity to learn more about WellPoint.

Let me conclude with one final point. We did not go looking to sell the company. WellPoint approached us. Because of our significant financial improvement in the last year, we became an attractive candidate for a merger. The Board of Directors must evaluate any offer that is reasonable and fair, and after a thorough analysis with the assistance of investment banking advisors and input from management, the Board concluded that the offer was fair and reasonable to Cobalt's shareholders and customers. Likewise, the Board of Directors of the Foundation after a similar process concluded that the offer was fair and reasonable. It is the shareholders who own the company; we manage it and work for them.

I am excited about the prospects for the company going forward. WellPoint is an exemplary company with a terrific track record and an enormous future. They have the size and scale that we need to take our companies further than we could have done alone. In my estimation, this merger is in the best interests of Cobalt.




This memo may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Cobalt Corporation are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to Cobalt shareholders. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from Cobalt Corporation's and WellPoint's respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.